Immergo Labs, Inc.



ANNUAL REPORT

2495 Hospital Dr

Mountain View, CA 94040

(307) 286-0636

http://immergolabs.com/

This Annual Report is dated May 1, 2025.

BUSINESS

Business

"Immergo Labs, Inc. ("Immergo Labs" or the "Company") is a corporation organized under the laws of the state of Delaware that develops a virtual reality telehealth platform designed for physical therapists and their patients. The Company's business model consists of Software as a Service focused on physical therapists and their patients. Our services will be sold across states as direct-to-consumer businesses online. The Company has received an NSF SBIR Phase II Grant ($1M) to identify product market fit and de-risk the required technology, is composed of a uniquely skilled team to develop the required features of this platform, and is positioned to solve a large market need in the growing rehabilitation and telehealth market.

Corporate Structure

Immergo Labs was initially organized as Immergo, LLC, a California limited liability company on 06/01/2020 and converted to a Delaware corporation on 03/04/2022.

Intellectual Property

The Company was issued a US Nonprovisional Patent, on March 25, 2025, titled "System and Method for Utilizing Immersive Virtual Reality in Physical Therapy."

The Company has applied for a US Trademark filed on July 22, 2022. This filing and its details are publicly available at www.uspto.gov.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $769.57
Number of Securities Sold: 7,695,651
Use of proceeds: Platform development
Date: March 31, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $22,000.00
Use of proceeds: IP strategy, marketing, development, and salaries.
Date: July 23, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $20,000.00
Use of proceeds: IP strategy, marketing, platform development, and salaries.
Date: July 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $40,000.00
Use of proceeds: IP strategy, marketing, platform development, and salaries.
Date: Sept 27, 2023

Type of security sold: SAFE
Final amount sold: $65,000.00
Use of proceeds: IP strategy, marketing, platform development, and salaries.
Date: Oct 24, 2024

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:
Without additional revenue generation or fundraising, we can operate for approximately one year at current burn. Our plan is to raise capital to continue product development, grow consulting revenue, and accelerate user acquisition.

Foreseeable major expenses based on projections:
Major expenses will include user testing for product validation, marketing for therapist and patient adoption, ongoing product development and platform maintenance, and building a support team to assist users. In addition to product revenue, we have also begun generating consulting revenue, which is helping offset development and operational costs.

Future operational challenges:
The landscape of virtual reality continues to evolve, with rapid changes in hardware and software. We have built our platform on the Unity Game Engine to allow cross-compatibility with off-the-shelf VR headsets. As long as Unity remains a leading game engine, we are well positioned to adapt to evolving VR hardware.

Future challenges related to capital resources:
Changes in healthcare policies, including telehealth regulations and insurance coverage for rehabilitation, could impact the market landscape. As a SaaS platform, we believe we can adapt quickly to regulatory changes, but we must remain agile and invest in compliance and market research as needed.

Future milestones and events:
Key milestones for 2024–2025 include:
Growing consulting revenue through partnerships and service agreements.
Completing user validation studies with early adopters, including cash-based and concierge physical therapists.
Expanding our beta launch to paying clinics and patients.
Initiating pilot testing within the Department of Veterans Affairs healthcare system.
Securing insurance reimbursement pathways for remote physical therapy.
Preparing for an international market launch after regulatory review.
Each of these milestones will have a material impact on the company's financials, revenue growth, and fundraising strategy.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $30,699.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Ora Powell

Michael Ora Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, co-founder, and biomechanics lead

Dates of Service: March, 2022 - Present

Responsibilities: Responsible for managing a company's overall operations and overseeing biomechanics data collection and analysis.

Position: Director

Dates of Service: March, 2022 - Present

Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Graduate Student Researcher

Dates of Service: April, 2021 - August, 2021

Responsibilities: Conducted research focused on the development of a virtual reality (VR) physical therapy game and on a separate project compared two different immersive VR systems for mentally impaired and healthy users.

Other business experience in the past three years:

Employer: National Science Foundation

Title: Co-Entrepreneurial Lead, I-CORPS Program, Immergo

Dates of Service: May, 2020 - August, 2020

Responsibilities: Interviewed 130+ people in the physical therapy industry during the seven-week program to understand needs of telehealth and feasibility of academic research translation for immersive virtual reality physical therapy. Trained in the startup business model lean launchpad method by Steve Blank.

Other business experience in the past three years:

Employer: Insight Data Science

Title: Data Science Fellow

Dates of Service: September, 2020 - August, 2021

Responsibilities: Worked on a consulting project to help phone app company label phone motion capture data for vehicle activity recognition so they could expand their feature set for users.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Teaching Assistant

Dates of Service: September, 2016 - August, 2021

Responsibilities: Instructed labs for Computer Systems and Assembly Language (300+ students per quarter) and Intro to Python (200+ students per quarter).

Name: Aviv Elor

Positions and offices currently held with the issuer:

Position: Chief Science Officer, co-founder, and UX Lead

Dates of Service: March, 2022 - Present

Responsibilities: Head of scientific research operations and leads virtual reality development.

Position: Director

Dates of Service: September, 2022 - Present

Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

Employer: Meta

Title: VR Hardware User Experience Researcher

Dates of Service: September, 2022 - May, 2025

Responsibilities: Conducting user experience research for virtual reality hardware.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Lecturer of Electrical and Computer Engineering

Dates of Service: March, 2022 - June, 2022

Responsibilities: Taught Introduction to Mechatronics to a class of 45 students.

Other business experience in the past three years:

Employer: Meta

Title: Intern - VR Hardware User Experience Researcher

Dates of Service: June, 2021 - September, 2021

Responsibilities: Mixed methods researcher in the Facebook Reality Labs (FRL) VR Hardware UXR & Hardware Pathfinding Teams. Applied human-centered research towards mapping use-cases and input needs with Oculus VR products between multiple cross-functional teams (XFNs).

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Graduate Student Researcher

Dates of Service: September, 2019 - September, 2021

Responsibilities: Research involving human-computer interaction, immersive media, robotics, affective computing, user experience, and emerging technologies. My primary research explores virtual reality by combining immersive environments, wearable robotics, and biofeedback.

Other business experience in the past three years:

Employer: National Science Foundation

Title: Entrepreneurial Lead, I-CORPS Program, Immergo

Dates of Service: May, 2020 - August, 2020

Responsibilities: Interviewed 130+ workers in the physical therapy industry.

Other business experience in the past three years:

Employer: National Institutes of Health

Title: Advanced Mixed Reality Researcher

Dates of Service: June, 2019 - September, 2019

Responsibilities: Developed an immersive mixed reality platform for interactive biomedical data analysis with Magic Leap One and WebGL that enabled runtime annotation and dynamic visualization of complex data.

Name: Ash Robbins

Ash Robbins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer, co-founder, and machine learning lead.

Dates of Service: March, 2022 - Present

Responsibilities: Responsible for machine learning development, algorithm implementation, and data security.

Position: Director

Dates of Service: March, 2022 - Present

Responsibilities: General manager of the business and assess the overall direction and strategy of the business.

Other business experience in the past three years:

Employer: University of California Santa Cruz

Title: Graduate Student Researcher - Data Analyst

Dates of Service: July, 2019 - Present

Responsibilities: Continuing research on cortical organoid firing via calcium imaging analysis and conducting electrophysiology experiments.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Michael Ora Powell

Amount and nature of Beneficial ownership: 2,565,217

Percent of class: 29.5

Title of class: Common Stock

Stockholder Name: Aviv Elor

Amount and nature of Beneficial ownership: 2,565,217

Percent of class: 29.5

Title of class: Common Stock

Stockholder Name: Ash Robbins

Amount and nature of Beneficial ownership: 2,565,217

Percent of class: 29.5

RELATED PARTY TRANSACTIONS

Name of Entity: Aviv Elor

Relationship to Company: Officer

Nature / amount of interest in the transaction: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN. And later invested $20k using SAFE with 30% discount, no valuation cap, and no MFN.

Material Terms: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.And later invested $20k using SAFE with 30% discount, no valuation cap, and no MFN.

Name of Entity: Ash Robbins

Relationship to Company: Officer

Nature / amount of interest in the transaction: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.

Material Terms: Invested $10k using SAFE with 20% discount, no valuation cap, and no MFN.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,695,651 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 130,434 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 869,566 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFEs

The security will convert into Safe preferred stock (see definition below) and the terms of the SAFEs are outlined below:

Amount outstanding: $147,000.00
Breakdown:
- $42,000 at a 20% discount (previous round)
- $105,000 at a 30% discount (recent round)

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: None

Conversion Trigger: Triggers include equity financing, liquidity events, and dissolution events. See material terms below for additional information.

Material Rights

Conversion/Pay-out Information

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Definitions

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational remote care platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our remote care platform. Delays or cost overruns in the development of our remote care platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Immergo Labs, Inc. was formed on 06/01/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Immergo Labs, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that remote care platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change as the rules and regulations around healthcare (including telehealth and insurance policy) are ever evolving to new treatments and technological developments. If changes do occur then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Immergo Labs, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Immergo Labs, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

Immergo Labs, Inc.

By   /s/ *Michael Powell*

      Name: Immergo Labs, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

Immergo Labs, Inc
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Checking - Chase	24,157.86
1010 Chase Savings	6,540.76
1098 Billing Adjustments Clearing	
1099 Payroll Clearing	
Total for Bank Accounts	**$30,698.62**
Accounts Receivable	
1100 Accounts Receivable	
Total for Accounts Receivable	**0**
Other Current Assets	
1110 Unbilled Receivables	20,378.55
Total for Other Current Assets	**$20,378.55**
Total for Current Assets	**$51,077.17**
Fixed Assets	
1500 Computer Equipment	5,983.05
1590 Accumulated Depreciation	-2,983.84
Total for Fixed Assets	**$2,999.21**
Other Assets	
Total for Assets	**$54,076.38**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
2050 Chase Credit Card	1,431.12
Total for Credit Cards	**$1,431.12**
Other Current Liabilities	
2210 Accrued Payroll	9,669.87
2400 Customer Advances	
Total for Other Current Liabilities	**$9,669.87**
Total for Current Liabilities	**$11,100.99**
Long-term Liabilities	
2500 SAFE Agreements	147,000.00
Total for Long-term Liabilities	**$147,000.00**
Total for Liabilities	**$158,100.99**

Balance Sheet

Immergo Labs, Inc

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
3900 Retained Earnings	-183,674.27
Net Income	-59,492.66
3000 Opening Balance Equity	
3100 Common Stock	769.56
3200 Additional Paid In Capital	138,372.76
Total for Equity	**-$104,024.61**
Total for Liabilities and Equity	**$54,076.38**

Balance Sheet

Immergo Labs, Inc

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Checking - Chase	-1,987.62
1010 Chase Savings	51,544.53
Total for Bank Accounts	**$49,556.91**
Accounts Receivable	
Other Current Assets	
Total for Current Assets	**$49,556.91**
Fixed Assets	
1500 Computer Equipment	2,946.35
1590 Accumulated Depreciation	-2,946.35
Total for Fixed Assets	**0**
Other Assets	
Total for Assets	**$49,556.91**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
2050 Chase Credit Card	12,098.86
Total for Credit Cards	**$12,098.86**
Other Current Liabilities	
Total for Current Liabilities	**$12,098.86**
Long-term Liabilities	
2500 SAFE Agreements	20,000.00
Total for Long-term Liabilities	**$20,000.00**
Total for Liabilities	**$32,098.86**
Equity	
3900 Retained Earnings	-86,479.39
Net Income	-97,194.88
3000 Opening Balance Equity	
3100 Common Stock	120,520.16
3200 Additional Paid In Capital	80,612.16
Total for Equity	**$17,458.05**
Total for Liabilities and Equity	**$49,556.91**

Profit and Loss

Immergo Labs, Inc
January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Revenue	$433.48
4100 Direct Labor Billed	190,559.51
4200 Direct Materials Billed	5,173.55
4300 Direct Subcontractors Billed	4,075.50
4400 Direct Consultants Billed	15,617.00
4500 Direct Equipment Billed	104.73
4600 Direct Travel Billed	5,900.07
4610 Direct Meals Billed	753.84
4870 F & A Billed	57,913.03
4890 Fixed Fee Billed	20,281.32
Total for 4000 Revenue	**$300,812.03**
4900 Commercial Income	28,267.90
4990 Other Income	86.34
Total for Income	**$329,166.27**
Cost of Goods Sold	
5000 Direct Cost Pool	0
5100 Direct Labor	202,330.28
5200 Direct Materials	5,173.55
5300 Direct Subcontractors	4,075.50
5400 Direct Consultants	18,537.00
5500 Direct Equipment	104.73
5600 Direct Travel	7,319.94
5610 Direct Meals	753.84
Total for 5000 Direct Cost Pool	**$238,294.84**
Total for Cost of Goods Sold	**$238,294.84**
Gross Profit	**$90,871.43**
Expenses	
7003 F & A Cost Pool	0
6000 Fringe Cost Pool	0
6100 Vacation Pay	13,965.94
6110 Sick Pay	841.21
6120 Holiday Pay	8,625.31
6150 Bonuses	1,000.00
6200 Employee Health Insurance	9,924.54
6220 Employee Dental Insurance	-89.40
6900 Payroll Taxes	21,280.23
Total for 6000 Fringe Cost Pool	**$55,547.83**

Profit and Loss

Immergo Labs, Inc
January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
7000 Overhead Cost Pool	0
7001 Overhead (Final)	0
7100 Overhead Labor	3,476.11
7300 O/H Travel	3,172.82
7310 O/H Meals	357.09
Total for 7001 Overhead (Final)	**$7,006.02**
7002 Overhead Pool (Intermediate)	0
7620 Business Insurance	384.06
7700 Computer Supplies & Expense	87.98
7710 Office Supplies & Expense	385.51
7720 Postage & Delivery	133.24
7900 Miscellaneous	100.00
7990 Depreciation	37.49
Total for 7002 Overhead Pool (Intermediate)	**$1,128.28**
Total for 7000 Overhead Cost Pool	**$8,134.30**
8000 G & A Cost Pool	0
8100 G & A Labor	30,519.42
8300 G & A Travel	2,491.60
8400 G & A Mtgs, Seminars & Educ	14.99
8410 G & A Dues, Subs, Publications	8,920.85
8520 G & A Licenses & Registrations	556.49
8540 G & A Outside Services	2,433.66
8600 Accounting & Tax	4,629.37
8680 Payroll Processing	1,574.68
8690 Other Professional Fees	9,273.16
8700 State Income/Franchise Tax	2,367.85
8710 Other Taxes	1,298.00
8720 Bank Fees	84.55
8800 Bid & Proposal Expenses	0
8810 Bid & Proposal Labor	3,305.28
Total for 8800 Bid & Proposal Expenses	**$3,305.28**
8900 IR & D Costs	0
8910 IR & D Labor	3,280.69
8920 IR & D Materials	1,914.59
8940 IR & D Consultants	4,497.99
8960 IR & D Travel	3,723.32
Total for 8900 IR & D Costs	**$13,416.59**
Total for 8000 G & A Cost Pool	**$80,886.49**
Total for 7003 F & A Cost Pool	**$144,568.62**

Profit and Loss

Immergo Labs, Inc
January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
9000 Unallowable Cost Pool	0
9100 Interest Expense (31.205-20)	3,053.52
9230 Penalties & Fines (31.205-15)	40.00
9250 Employee Morale (31.205-13)	2,703.18
9400 Marketing & Sales Pool	0
9410 Marketing & Sales Labor	
Total for 9400 Marketing & Sales Pool	**0**
Total for 9000 Unallowable Cost Pool	**$5,796.70**
Total for Expenses	**$150,365.32**
Net Operating Income	**-$59,493.89**
Other Income	
99000 Interest	0.86
99900 Interest Income	0.37
Total for Other Income	**$1.23**
Other Expenses	
Net Other Income	**$1.23**
Net Income	**-$59,492.66**

Profit and Loss

Immergo Labs, Inc
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Revenue	42,831.63
Total for Income	**$42,831.63**
Cost of Goods Sold	
5000 Direct Cost Pool	0
5200 Direct Materials	4,131.64
5400 Direct Consultants	8,265.00
Total for 5000 Direct Cost Pool	**$12,396.64**
Total for Cost of Goods Sold	**$12,396.64**
Gross Profit	**$30,434.99**
Expenses	
7003 F & A Cost Pool	0
6000 Fringe Cost Pool	0
6900 Payroll Taxes	5,713.56
Total for 6000 Fringe Cost Pool	**$5,713.56**
7000 Overhead Cost Pool	0
7001 Overhead (Final)	0
7100 Overhead Labor	7,014.80
7300 O/H Travel	3,420.35
7310 O/H Meals	957.76
Total for 7001 Overhead (Final)	**$11,392.91**
7002 Overhead Pool (Intermediate)	0
7620 Business Insurance	102.50
7710 Office Supplies & Expense	4,859.26
7720 Postage & Delivery	894.08
Total for 7002 Overhead Pool (Intermediate)	**$5,855.84**
Total for 7000 Overhead Cost Pool	**$17,248.75**
8000 G & A Cost Pool	0
8100 G & A Labor	19,809.40
8400 G & A Mtgs, Seminars & Educ	130.00
8410 G & A Dues, Subs, Publications	3,652.17
8600 Accounting & Tax	20,517.33
8680 Payroll Processing	654.00
8690 Other Professional Fees	5,620.00
8710 Other Taxes	2,504.00
8720 Bank Fees	573.99
8800 Bid & Proposal Expenses	0
8810 Bid & Proposal Labor	1,827.80

Profit and Loss

Immergo Labs, Inc
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for 8800 Bid & Proposal Expenses	**$1,827.80**
8900 IR & D Costs	0
8910 IR & D Labor	33,345.00
Total for 8900 IR & D Costs	**$33,345.00**
Total for 8000 G & A Cost Pool	**$88,633.69**
Total for 7003 F & A Cost Pool	**$111,596.00**
9000 Unallowable Cost Pool	0
9400 Marketing & Sales Pool	0
9410 Marketing & Sales Labor	5,187.00
Total for 9400 Marketing & Sales Pool	**$5,187.00**
9470 Advertising (31.205-1)	10,910.64
Total for 9000 Unallowable Cost Pool	**$16,097.64**
Total for Expenses	**$127,693.64**
Net Operating Income	**-$97,258.65**
Other Income	
99000 Interest	63.77
Total for Other Income	**$63.77**
Other Expenses	
Net Other Income	**$63.77**
Net Income	**-$97,194.88**

Immergo Labs, Inc

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-59,492.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	0.00
1110 Unbilled Receivables	-20,378.55
1590 Accumulated Depreciation	37.49
2050 Chase Credit Card	-10,667.74
2210 Accrued Payroll	9,669.87
2400 Customer Advances	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-21,338.93**
Net cash provided by operating activities	**$ -80,831.59**
INVESTING ACTIVITIES	
1500 Computer Equipment	-3,036.70
Net cash provided by investing activities	**$ -3,036.70**
FINANCING ACTIVITIES	
2500 SAFE Agreements	127,000.00
3100 Common Stock	-119,750.60
3200 Additional Paid In Capital	57,760.60
Net cash provided by financing activities	**$65,010.00**
NET CASH INCREASE FOR PERIOD	**$ -18,858.29**
Cash at beginning of period	49,556.91
CASH AT END OF PERIOD	**$30,698.62**

Immergo Summary Capitalization Table

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
Common Stock	**10,000,000**				
Michael Powell - Founder		2,565,217	2,565,217	32.78%	29.50%
Aviv Elor - Founder		2,565,217	2,565,217	32.78%	29.50%
Ash Robbins - Founder		2,565,217	2,565,217	32.78%	29.50%
Total Common Stock issued and outstanding		**7,695,651**	**7,695,651**	**98.33%**	**88.50%**
Equity Incentive Plan	1,000,000				
Advisor 1		43,478	43,478	0.52%	0.50%
Advisor 2		43,478	43,478	0.52%	0.50%
Advisor 3		21,739	21,739	0.26%	0.25%
Advisor 4		21,739	21,739	0.26%	0.25%
Starte Engine - Investors		97,459	97,459	1.17%	1.12%
Start Engine LLC		481	481	0.01%	0.01%
Fogarty Innovation - Company Accelerator Program		173,913	173,913	2.08%	2.00%
Fogarty Innovation - Company in Residence		260,870	260,870	3.12%	3.00%
Shares available for issuance under the plan			336,843		3.87%
Total Common Stock under the Plan			**1,000,000**		**11.50%**
Totals		**8,358,808**	**8,695,651**	**100.00%**	**100.00%**
Remaining Common Stock Buffer:	1,304,349				
Percent Buffer	13%				

Immergo Convertible Ledger - SAFE Notes

ID	Total	Issue Date	Board Approval Date	Conversion Discount	State of Residency	Relationship
SAFE Batch - 01	$42,000.00	08-02-2022	07-23-2022	20.00%	CA	Investors
SAFE Batch - 02	$40,000.00	08-05-2022	07-23-2022	30.00%	CA	Investors
SAFE Batch - 03	$75,000.00			30.00%	CA and WY	Investors

NOTE 1 – NATURE OF OPERATIONS

IMMERGO LABS, INC. was formed on March 04, 2022 ("Inception") in the State of DELAWARE.   The financial statements of IMMERGO LABS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in MOUNTAIN VIEW, CA.

IMMERGO LABS, INC. is developing a virtual reality telehealth platform that enables physical therapists to conduct real-time, one-on-one remote sessions with patients. Our platform combines live video, full-body tracking, and biomechanical metrics—such as range of motion, strength, and balance—giving therapists objective insights during treatment. In addition to live sessions, physical therapists can assign interactive 3D exercise programs for patients to complete independently between visits, providing real-time form guidance and feedback. Unlike traditional telehealth solutions, Immergo integrates immersive VR environments and objective biomechanics to deliver a more engaging and measurable rehabilitation experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from government grants and consulting services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2024, the Company had no outstanding traditional debt or convertible notes.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of Dec 31, 2024 the company has currently issued 8,358,808 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the year ended December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 28, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _____Michael Powell_____ (Print Name), the _____CEO_____(Principal Executive Officers) of _____Immergo Labs, Inc.___(Company Name), hereby certify that the financial statements of ___Immergo Labs, Inc._____ (Company Name) and notes thereto for the periods ending ___2023_ (first Fiscal Year End of Review) and _____2024_ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Immergo Labs, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___April 30, 2025_____ (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____April 30, 2025_____ (Date)

CERTIFICATION

I, Michael Powell, Principal Executive Officer of Immergo Labs, Inc., hereby certify that the financial statements of Immergo Labs, Inc. included in this Report are true and complete in all material respects.

Michael Powell

CEO